FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February 2025

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, 21 Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva 4913020, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated February 25, 2025, announcing that Gilat to Invest up to $3.5 Million in Disruptive ESA Based Drone Detection Startup Crosense.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated February 25, 2025	By:	/s/ Doron Kerbel
Doron Kerbel
General Counsel & Company Secretary

Gilat to Invest up to $3.5 Million in Disruptive ESA Based
Drone Detection Startup Crosense

Gilat expands its HLS and Defense strategic footprint with
investment in cutting-edge deep-tech company

Petah Tikva, Israel – February 25, 2025 – Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT), a global leader in satellite networking technology, solutions, and services, today announced an investment of up to $3.5 million in Crosense, an early-stage startup revolutionizing drone detection and tracking. The investment is part of a funding round co-led by Frontier Capital, reinforcing strong industry confidence in Crosense’s disruptive technology. This move aligns with Gilat’s recently declared strategic focus on expanding its presence in the Homeland Security (HLS) and Defense sectors.

Crosense is developing a disruptive new class of deep-tech, electronically steered antenna (ESA) based drone detection and tracking systems, addressing an urgent, unmet need for securing airports, military bases, and critical infrastructure against unauthorized drone activity. Unlike traditional solutions, Crosense’s passive, all-weather, real-time system will provide 24/7 hermetic coverage, ensuring accurate, scalable, and cost-effective detection in all terrains, including dense urban environments.

"The rapid rise of drone threats has created an immediate demand for more effective detection solutions, and Crosense’s technology is poised to disrupt the market," said Roni Stoleru, Chief Corporate Development Officer at Gilat. "This investment reflects Gilat’s commitment to the defense sector and our strategy to bring innovative, field-proven solutions to military and government customers worldwide. By supporting Crosense, we are reinforcing our role in safeguarding critical assets with next-generation technologies."

"We are thrilled to have Gilat as our strategic partner and investor," stated Crosense founder and CEO, Gil Zwirn. "Gilat's extensive knowledge and expertise, as well as its robust global marketing and sales channels will be instrumental in our journey. This collaboration is expected to propel Crosense forward, fostering innovation and growth, and amplifying our reach and impact."

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With over 35 years of experience, we develop and deliver deep technology solutions for satellite, ground, and new space connectivity, offering next-generation solutions and services for critical connectivity across commercial and defense applications.  We believe in the right of all people to be connected and are united in our resolution to provide communication solutions to all reaches of the world.

Together with our wholly-owned subsidiaries—Gilat Wavestream, Gilat DataPath, and Gilat Stellar Blu—we offer integrated, high-value solutions supporting multi-orbit constellations, Very High Throughput Satellites (VHTS), and Software-Defined Satellites (SDS) via our Commercial and Defense Divisions. Our comprehensive portfolio is comprised of a cloud-based platform and modems; high-performance satellite terminals; advanced Satellite On-the-Move (SOTM) antennas and ESAs; highly efficient, high-power Solid State Power Amplifiers (SSPA) and Block Upconverters (BUC) and includes integrated ground systems for commercial and defense markets, field services, network management software, and cybersecurity services.

Gilat’s products and tailored solutions support multiple applications including government and defense, IFC and mobility, broadband access, cellular backhaul, enterprise, aerospace, broadcast, and critical infrastructure clients all while meeting the most stringent service level requirements. For more information, please visit: http://www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect Gilat’s  proprietary technology and risks associated with Gilat’s international operations and its location in Israel, including those related to the war and hostilities between Israel and Hamas, Hezbollah, Iran and Yemen and the instability in the middle east; and other factors discussed under the heading “Risk Factors” in Gilat’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and Gilat undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Gilat Satellite Networks
Hagay Katz, Chief Products and Marketing Officer
hagayk@gilat.com

Alliance Advisors:

GilatIR@allianceadvisors.com
Phone: +1 212 838 3777